

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

April 26, 2016

<u>Via E-mail</u>
Mr. Josh Hirsberg
Executive Vice President, Chief Financial Officer and Treasurer
Boyd Gaming Corporation
3883 Howard Hughes Parkway, Ninth Floor
Las Vegas Nevada 89169

      Re: **Boyd Gaming Corporation**
            Form 10-K
            Filed February 25, 2016
            File No. 001-12882

Dear Mr. Hirsberg:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2015</u>

<u>Financial Statements</u>

<u>Consolidated Statements of Operations, page 57</u>

1.   Please explain to us how you determined it would be appropriate to present two line items on your income statement related to your equity method investment in the Borgata. Cite any relevant accounting literature in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Mr. Robert F. Telewicz, Jr.
Branch Chief
Office of Real Estate and
Commodities